Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

March 31, 2012 and 2011

(unaudited)

1

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

Unaudited

		March 31, 2012	December 31, 2011

Assets
Current assets:
Cash and cash equivalents		$49,863	$74,475
Inventory	Note 3	37,262	34,060
Prepaid expenses and sundry assets	Note 4	28,471	25,541
		115,596	134,076

Prepaid expenses and sundry assets	Note 4	49,800	48,068
Restricted cash		909	909
Property, plant and equipment		394,187	388,675
Mineral exploration projects	Note 6	94,107	88,938
		$654,599	$660,666

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$34,163	$34,922
Notes payable	Note 7	28,543	22,517
Income taxes payable		18,545	18,953
Reclamation provisions		2,200	2,082
Other provisions		4,664	4,347
Deferred compensation liabilities	Note 8	766	2,953
Other liabilities		1,226	1,475
		90,107	87,249

Notes payable	Note 7	231,367	228,938
Option component of convertible notes	Note 5(b)	65,606	79,931
Deferred income taxes		7,758	8,635
Reclamation provisions		16,621	15,495
Deferred compensation liabilities	Note 8	2,012	2,270
Other liabilities		510	339
Total liabilities		413,981	422,857

Shareholders' equity:
Share capital		370,043	370,043
Stock options		14,207	14,207
Contributed surplus		3,414	3,414
Deficit		(147,046)	(149,855)
Total equity attributable to equity shareholders of the Company		240,618	237,809

Subsequent events	Note 6
		$654,599	$660,666

On behalf of the Board:

Gary E. German	Director

Gil Clausen	Director

John Andrews	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income

(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)

		Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Gold sales		$50,972	$55,140
Production costs		(41,399)	(33,057)
Stock-based compensation	Note 8	43	5
Depletion and amortization		(13,293)	(11,120)
Gross profit (loss)		(3,677)	10,968

Operating expenses:
Exploration		45	334
Stock-based compensation	Note 8	(808)	(2,691)
Administration		6,315	5,256
Management fees	Note 11	30	162
Amortization		289	357
Other		401	836
Total operating expenses		6,272	4,254

Income (loss) before the following		(9,949)	6,714

Gain on derivatives		-	(287)
Loss (gain) on conversion option embedded in convertible debt	Note 5(b)	(14,325)	1,340
Foreign exchange gain		(3,175)	(3,089)
Accretion expense		595	570
Interest expense		7,123	5,682
Interest income		(1,858)	(1,466)
Gain on disposition of property	Note 10	(278)	(719)
Other non-operating expense recoveries		(27)	-
Total other expenses (income)		(11,945)	2,031

Income before income taxes		1,996	4,683
Income taxes
Current income taxes		319	504
Deferred income taxes (recoveries)		(1,132)	455
Total income taxes (recoveries)		(813)	959

Net income and comprehensive income for the period		$2,809	$3,724

Basic and diluted earnings per share	Note 9	$0.03	$0.04

Weighted average number of common shares outstanding - basic	Note 9	84,409,648	84,373,648
Weighted average number of common shares outstanding - diluted	Note 9	84,431,344	84,385,392

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

3

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity

(Expressed in thousands of U.S. dollars)

(Unaudited)

	Common Shares		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, January 1, 2011	84,373,648	369,747	3,777,500	13,054	1,901	(84,232)	300,470
Vested options expired upon termination	-	-	(20,000)	(70)	70	-	-
Net income	-	-	-	-	-	3,724	3,724
Balance, March 31, 2011	84,373,648	369,747	3,757,500	12,984	1,971	(80,508)	304,194

Balance, January 1, 2012	84,409,648	370,043	4,005,000	14,207	3,414	(149,855)	237,809
Net income	-	-	-	-	-	2,809	2,809
Balance, March 31, 2012	84,409,648	370,043	4,005,000	14,207	3,414	(147,046)	240,618

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Cash provided by (used in):
Operating activities:
Net income and comprehensive income for the period		$2,809	$3,724
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange gain		(5,053)	(2,794)
Stock-based compensation expense (recovery)		(851)	(2,696)
Interest expense		7,123	5,682
Accretion of interest income		-	(94)
Accretion expense		595	570
Deferred income taxes		(1,132)	455
Depletion and amortization		13,582	11,477
Unrealized loss (gain) on option component of convertible note		(14,325)	1,340
Inventory write-down (recovery)		(828)	-
Reclamation expenditure (recovery)		(103)	(18)
		1,817	17,646
Change in non-cash operating working capital:
Inventory		(2,080)	2,267
Prepaid expenses and sundry assets		(2,783)	(2,056)
Accounts payable and accrued liabilities		(1,378)	430
Income taxes payable		(408)	1,009
Other provisions		317	254
Deferred compensation liabilities		(1,612)	(161)
		(6,127)	19,389
Financing activities:
Repayment of debt		(1,100)	(3,818)
Increase in debt		6,000	99,313
Interest paid		(3,152)	(361)
Other liabilities		(79)	(61)
		1,669	95,073
Investing activities:
Mineral exploration projects		(5,162)	(2,345)
Purchase of property, plant and equipment		(18,976)	(17,868)
		(24,138)	(20,213)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents		3,984	2,071
Increase (decrease) in cash and cash equivalents		(24,612)	96,320
Cash and cash equivalents, beginning of year		74,475	39,223
Cash and cash equivalents, end of year		$49,863	$135,543

Supplemental cash flow information	Note 10

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

5

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

1.	Nature of Business and Basis of Preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a company domiciled in Canada. The address of the Company’s registered office is 100 King Street West, Suite 4400, 1 First Canadian Place, Toronto, Ontario, M5X 1B1.

The activities of the Company are directed towards developing and operating mineral projects in Brazil.

These condensed interim consolidated financial statements of the Company as at and for the periods ended March 31, 2012 and March 31, 2011 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Statement of Compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company follow the same accounting policies and methods of application as the Company’s annual audited consolidated financial statements. The condensed interim consolidated financial statements do not contain all disclosures as required by International Financial Reporting Standards (“IFRSs”) as issued by the IASB and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

These condensed interim consolidated financial statements were authorized for issue by the audit committee on May 10, 2012.

3.	Inventory:

During the first quarter of 2012, a recovery of $828,000 was recognized, relating to a fourth quarter write-down of ore stockpiles and gold-in-process inventory at the Paciência property to net realizable value. The balance of the write-down as of March 31, 2012 is $1.4 million ($2.2 million as of December 31, 2011).

4.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods. As at March 31, 2012, total recoverable taxes denominated in Brazilian reais (R$) amounted to R$125.4 million ($68.8 million) (December 31, 2011 - R$121.4 million ($64.7 million)).

6

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

5.	Risk Management Policies:

(a)	Derivative financial instruments; Forward foreign exchange contracts:

As at March 31, 2012, the Company had no forward foreign exchange contracts outstanding.

	Three Months Ended March 31
	2012	2011
Unrealized loss	-	-
Realized loss	-	(264)
	$-	(264)

(b)	Financial instruments; Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of the assets and liabilities:

a.	Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b.	Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c.	Level 3 – one or more significant inputs used in a valuation technique are unobservable for the instruments.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value.

The fair values of the Company’s financial assets and financial liabilities that are measured at fair value as follows:

March 31, 2012
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$65,606

7

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

December 31,2011
Financial liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Option component of convertible notes	$-	$-	$79,931

At March 31, 2012 and December 31, 2011 no financial assets were measured at fair value.

The option components of the convertible notes are fair valued using the Crank-Nicolson valuation model which requires inputs, such as volatility and credit spread, that are both unobservable and significant, and therefore are categorized as Level 3 in the fair value hierarchy.

The table below summarizes a sensitivity analysis for the inputs of volatility and credit spread as at March 31, 2012 and December 31, 2011 with all other variables held constant. It shows how the option component of the convertible notes and net income would have been affected by changes in these relevant risk variables that were reasonably possible at that date.

Impact to option component of convertible notes:

Assumption	Change for Sensitivity Analysis	Pre-tax Impact of Change as at March 31, 2012	Pre-tax Impact of Change as at December 31, 2011
Volatility	5% increase	$3,578	$5,138
	5% decrease	$(3,692)	$(5,274)
Credit spread	1% increase	$510	$826
	1% decrease	$(530)	$(861)

The carrying amount of the option components of the convertible notes was $65.6 million at March 31, 2012 (December 31, 2011 - $79.9 million). The change in fair value of $14.3 million for the three month period ended March 31, 2012 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive income (March 31, 2011 - $1.3 million loss).

8

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

	March 31, 2012		December 31, 2011
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash and cash equivalents[1]	$49,863	$49,863	$74,475	$74,475
Restricted cash[1]	909	909	909	909
Loan receivable[2]	774	774	950	950

Financial Liabilities
Accounts payable and accrued liabilities[1]	34,163	34,163	34,922	34,922
Other provisions[3]	4,664	4,664	4,347	4,347
Notes payable[2]	259,910	214,918	251,455	223,750
Option component of convertible notes[4]	65,606	65,606	79,931	79,931
Deferred compensation liabilities[5]	2,778	2,778	5,223	5,223

1.	Cash and cash equivalents and restricted cash are recorded at their carrying values. The carrying value of accounts payable and accrued liabilities approximate their fair values due to their immediate or short term to maturity.
2.	The fair value of the loan receivable included in prepaid expenses and sundry assets, and notes payable is based on their market price, if available. If a market price is not available then the fair value is determined by discounting the future cash assets or liabilities at the current market rate of interest available to the Company.
3.	The carrying value of other provisions approximates fair value and is determined by discounting the future expected cash outflows where losses are probable.

4.	The option component of the convertible notes is recorded at fair value. Fair value of the conversion option feature is measured using the Crank-Nicolson model.

5.	The fair value of stock appreciation rights (“SAR”) liabilities is measured using the Black-Scholes model and is recognized over the service or vesting period. The carrying values, measured using intrinsic value, of the Deferred Stock Unit (“DSU”) and Restricted Stock Unit (“RSU”) liabilities approximate their fair values.

9

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

6.	Subsequent Events:

(a)	On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Xstrata plc (“Xstrata”) to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Xstrata on a 60/40 basis, is now 100% controlled by Jaguar. In accordance with the terms of the agreement, Jaguar committed to (a) cash consideration in the amount of $400,000 to be paid in installments; (b) a Net Smelter Royalty (“NSR”) of 1.00% (one percent) payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the agreement) discovered in favour of Xstrada. Upon such discovery, Xstrata may elect to form a new company owned 30% by MSOL and 70% by Xstrata, by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

(b)	On May 8, 2012 the Company announced a comprehensive restructuring and turnaround plan to improve costs and efficiency at its operations in the state of Minas Gerais, Brazil. The highlights of the plan include:

(i)	Paciência operations placed on temporary care and maintenance for mine development catch-up
(ii)	Cost reduction and productivity improvements at the Turmalina and Caeté operations
(iii)	Focus on mining dilution reduction and development cost reduction at all operations
(iv)	Targeted 40 percent reduction in overhead and administrative costs across the Company

7.	Notes Payable:

	March 31,	December 31,
	2012	2011
Bank indebtedness	$28,076	$23,173
CVRD note	8,169	7,968
4.5% convertible notes	138,640	136,327
5.5% convertible notes	85,025	83,987
Total notes payable	$259,910	$251,455
Less: current portion	28,543	22,517
Long-term portion	$231,367	$228,938

Fair value of notes payable (Note 5(b))	$214,918	$223,750

10

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

8.	Long-Term Incentive Plans:

The intrinsic value of the Deferred Stock Units liability is equal to its carrying value and fair value for the periods ended presented below:

	Three Months ended March 31,
Deferred Stock Units	2012	2011
Units outstanding, beginning of period	235,828	221,228
Units granted	-	-
Balance outstanding, end of period	235,828	221,228

Expense recorded in the consolidated statements of
operations and comprehensive income
Stock-based compensation expense recovery	$(297)	$(374)
Foreign exchange loss	23	25
	$(274)	$(349)

	March 31, 2012	December 31, 2011
Long-term liability included in deferred compensation
liabilities in the consolidated balance sheets	$1,186	$1,460

11

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

The intrinsic value of the Restricted Share Units liability is equal to its carrying value and fair value for the periods ended presented below:

	Three Months ended March 31,
Restricted Stock Units	2012	2011
Units outstanding, beginning of period	654,575	804,125
Units granted	-	1,000
Units vested upon termination/death	(12,450)	(7,400)
Units vested upon time vesting	(141,000)	(10,000)
Units cancelled	(17,600)	(2,650)
Balance outstanding, end of period	483,525	785,075

Expense recorded in the consolidated statements of operations and comprehensive income Production cost recovery	$(43)	$(5)
Stock-based compensation expense - cash	988	160
Stock-based compensation expense recovery	(845)	(375)
Foreign exchange loss	37	54
	$137	$(166)
Expense deferred and included in mineral exploration projects in the consolidated balance sheets	$6	$2

	March 31, 2012	December 31, 2011
Liability included in deferred compensation liabilities
in the consolidated balance sheets
Current portion	$640	$1,539
Long-term portion	636	629
	$1,276	$2,168

12

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

	Three Months ended March 31,
Stock Appreciation Rights	2012	2011
Units outstanding, beginning of period	1,643,434	1,806,769
Units granted (a)	250,000	-
Units exercised	(803,334)	-
Balance outstanding, end of period	1,090,100	1,806,769

Expense recorded in the consolidated statements of operations and comprehensive income
Stock-based compensation expense - cash	$624	$-
Stock-based compensation expense recovery
- non-cash (b)	(1,278)	(2,102)
	$(654)	$(2,102)

	March 31, 2012	December 31, 2011
Liability included in deferred compensation liabilities
in the consolidated balance sheets
Current portion	$126	$1,414
Long-term portion	190	181
	$316	$1,595

Total intrinsic value of liability	$21	$406

(a)	In January, 2012, upon the employment of the Chief Operating Officer, the board granted 250,000 stock appreciation rights (“SARs”) with a reference price of Cdn.$5.68.

(b)	The change in fair value of the SAR liability, measured using the Black-Scholes option-pricing model, is recognized as stock compensation expense recovery during the period.

The fair value of the SAR liability is estimated at the reporting date using the Black-Scholes option-pricing model with the following assumptions:

	March 31,	December 31,
	2012	2011
Risk-free interest rate	0.05% - 1.24%	0.01% - 0.90%
Expected dividend yield	0%	0%
Expected share price volatility	62% - 76%	66% - 77%
Expected life of the right in days	61 - 844	66 - 1,043
Weighted average grant date fair value of SARs	$7.96	$7.41

13

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

9.	Basic and Diluted Earnings per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended March 31,
	2012	2011
Numerator
Net income for the period	$2,809	$3,724
Interest expense on dilutive convertible notes	-	-
	$2,809	$3,724

Denominator
Weighted average number of common sharesoutstanding - basic	84,410	84,374
Dilutive effect of options	22	12
Weighted average number of common shares outstanding - diluted	84,432	84,386

Basic earnings per share	$0.03	$0.04
Diluted earnings per share	$0.03	$0.04

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive.

	Three Months Ended March 31,
Options and convertible notes considered anti-dilutive	2012	2011
Options	3,983	3,756
Convertible notes	26,650	19,034
	30,633	22,790

14

Jaguar Mining Inc.

Notes to Condensed Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Three months ended March 31, 2012 and 2011
(Unaudited)

10.	Supplemental Cash Flow Information:

	Three Months Ended
	March 31,
Non - cash financing and investing activities	2012	2011
Transfer of Zone C in return for forgiveness of royalties payable (a)	$299	$525

(a)	See Note 9(a) to the 2011 annual financial statements.

Cash and cash equivalents:

Cash and cash equivalents include R$79.3 million ($43.5 million) in bank certificates of deposit (December 31, 2011 - R$98.2 million ($52.3 million)) and $1.0 million in term deposits (December 31, 2011 – $1.0 million).

15